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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 5)

                             LIFE TECHNOLOGIES, INC.
                              (NAME OF THE ISSUER)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                     (NAME OF THE PERSONS FILING STATEMENT)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                 ---------------

                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

This statement is filed in connection with (check the appropriate box):

[_](a)The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities
      Exchange Act of 1934.

[_](b)The filing of a registration statement under the Securities Act of 1933.

[X](c)A tender offer.

[_](d)None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]



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                           CALCULATION OF FILING FEE:

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         Transaction Valuation*                      Amount of Filing Fee**
--------------------------------------------------------------------------------

              $498,201,474                                $99,640

* For purposes of calculating the fee only. The amount assumes the purchase of 12,733,584 shares of Common Stock, par value $.01 per share, of Life
      Technologies, Inc. at $39.125 net per share in cash, which represents all outstanding shares at October 29, 1998 not owned by the persons filing this statement and shares issuable pursuant to options that are presently exercisable.

**    The amount of the filing fee calculated in accordance with Regulation
      240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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Amount Previously Paid:   $99,640             Filing Parties: Dexter Corporation
                                                              and Dexter Acquisition
                                                              Delaware, Inc.

Form or Registration No.: Schedule 14D-1      Date Filed:     November 2, 1998 and
                          and Amendment                       December 7, 1998
                          No. 5 thereto

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         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser")
and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent"), and Parent hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto filed with the Commission on November 5, 1998, November 12, 1998, November 23, 1998 and December 2, 1998, respectively (as so amended, the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.

         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 (as amended and supplemented, the "Schedule 14D-1"), originally filed by Purchaser and Parent with the Commission on November 2, 1998, of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Schedule 14D-1 and the exhibits thereto.



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                            CROSS-REFERENCE SHEET TO

                                 SCHEDULE 14D-1



                                                            LOCATION OF ITEM(S)
ITEM AND CAPTION OF SCHEDULE 13E-3                           IN SCHEDULE 14D-1
----------------------------------                          -------------------

 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE
 TRANSACTION.
  (b)-(c).................................................       1(b)-(c)
 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
  (a).....................................................           3
 4.  TERMS OF THE TRANSACTION.
  (a).....................................................           *
 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
  (a)-(e).................................................       5(a)-(e)
  (f).....................................................         5(g)
  (g).....................................................           *
 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  (a).....................................................         4(a)
  (c).....................................................         4(b)
 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
  (a).....................................................           5
  (c).....................................................           *
 8.  FAIRNESS OF THE TRANSACTION.
  (a)-(c), (e)............................................           *
 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN
 NEGOTIATIONS.
  (a)-(b).................................................           *
 16. ADDITIONAL INFORMATION...............................          10(f)
 17. MATERIAL TO BE FILED AS EXHIBITS.....................           11


--------
*The item is not required by Schedule 14D-1 of the Securities Exchange Act of 1934, as amended.






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ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (b)-(c) Items 1(b)-(c) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the answers to Items 1(b)-(c) of the
Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) Item 3(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 3 of the Schedule 14D-1.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) Item 4(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "THE AMENDED OFFER--Amended Terms of the Offer," "--Procedure for Tendering Shares" and "--Amended Conditions of the Offer" of the Supplement, dated December 7, 1998 (the "Supplement"), to the Offer to Purchase, dated November 2, 1998.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) Items 5(a)-(g) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the answers to Items 5(a)-(g) of the
Schedule 14D-1.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Item 6(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 4(a) of the Schedule 14D-1.

  (c) Item 6(c) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 4(b) of the Schedule 14D-1.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a) Item 7(a) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 5 of the Schedule 14D-1.

  (c) Item 7(c) of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offer" and "--Purpose and Structure of the Offer; Plans for the Company after the Offer" of the Supplement.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(c), (e) Items 8(a)-(c), (e) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Background of the Offer" and "--Fairness of the Offer" of the Supplement.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(b) Items 9(a)-(b) of the Schedule 13E-3 are hereby amended and supplemented to incorporate by reference the information set forth in the sections entitled "SPECIAL FACTORS--Background of the Offer" and "--Fairness of the Offer" of the Supplement.

ITEM 16. ADDITIONAL INFORMATION.

  Item 16 of the Schedule 13E-3 is hereby amended and supplemented to incorporate by reference the answer to Item 10(f) of the Schedule 14D-1.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  Item 17 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibits:

  (a)(2) Letter to Parent, dated December 5, 1998, amending the Term Sheet delivered by The First National Bank of Chicago (previously filed as Exhibit
(b)(2) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(11) Supplement to the Offer to Purchase (previously filed as Exhibit
(a)(11) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(12) Revised Letter of Transmittal (previously filed as Exhibit (a)(12) to the Schedule 14D-1 and incorporated herein by reference).




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  (d)(13) Revised Notice of Guaranteed Delivery (previously filed as Exhibit
(a)(13) to the Schedule 14D-1 and incorporated herein by reference).

  (d)(14) Text of press release issued by Parent, dated December 7, 1998 (previously filed as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference).



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                                    SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



Dated: December 7, 1998               DEXTER ACQUISITION DELAWARE, INC.

                                      By:   /s/ Kathleen Burdett
                                            -----------------------------------
                                            Name:    Kathleen Burdett
                                            Title:   Treasurer




                                      DEXTER CORPORATION

                                      By:   /s/ Bruce H. Beatt
                                            -----------------------------------
                                            Name:    Bruce H. Beatt
                                            Title:   Vice President, General
                                                     Counsel and Secretary




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                                  EXHIBIT INDEX



 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------

(a)(2) Letter to Parent, dated December 5, 1998, amending the Term Sheet delivered by The First National Bank of Chicago (previously filed as Exhibit (b)(2) to the Schedule 14D-1 and incorporated herein by reference).

(d)(11) Supplement to the Offer to Purchase (previously filed as Exhibit (a)(11) to the Schedule 14D-1 and incorporated herein by reference).

(d)(12)           Revised Letter of Transmittal (previously filed as Exhibit
                  (a)(12) to the Schedule 14D-1 and incorporated herein by reference).

(d)(13) Revised Notice of Guaranteed Delivery (previously filed as Exhibit (a)(13) to the Schedule 14D-1 and incorporated herein by reference).

(d)(14) Text of press release issued by Parent, dated December 7, 1998 (previously filed as Exhibit (a)(14) to the Schedule 14D-1 and incorporated herein by reference).